EXHIBIT 99.2

                       MANAGEMENT DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE INFORMATION CONTAINED IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND RELATED NOTES FOR THE YEAR THEN ENDED. OUR FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN UNITED STATES ("US GAAP").

ON FEBRUARY 15, 2010 WE HAVE COMPLETED THE SALE OF OUR WIRELESS LOCAL AREA NETWORK (WLAN) BUSINESS TO LANTIQ FOR UP TO $16.5 MILLION IN CASH (SEE NOTE 1 TO THE FINANCIAL STATEMENTS).

AS THE SALE OF OUR WLAN BUSINESS TO LANTIQ WAS CONSUMMATED ON FEBRUARY 15, 2010, OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS DO NOT REFLECT THE RESULTS OF SUCH SALE, INCLUDING THE RECEIPT OF THE CONSIDERATION OR THE DISCONTINUING OF OUR OPERATIONS IN THE WLAN BUSINESS. SUCH CHANGES WILL ONLY BE REFLECTED IN OUR CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010. THEREFORE, THE DATA PRESENTED IN OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND IN OUR DISCUSSION BELOW ARE NOT INDICATIVE OF OUR FUTURE OPERATING RESULTS OR FINANCIAL POSITION. You are encouraged to read the enclosed unaudited condensed combined pro forma financial statements for the year ended December 31, 2009, which reflect the historical results of Metalink, as adjusted to give effect to the disposition of the WLAN business to Lantiq.

OVERVIEW

     Prior to the consummation of the Lantiq transaction, we were a global provider and developer of high-throughput wireless local area network (HT-WLAN) silicon solutions for telecommunications, networking and home broadband equipment makers, and a provider of high performance wireline broadband communication silicon solutions for telecommunications equipment makers.

     Moving forward we will continue supporting our current remaining DSL activities, that were not part of the "end-of-life" announcement we provided our customers with respect to most of our DSL components in 2008. In addition, we expect a substantial decrease in our level of revenues in year 2010 derived from sale of chipsets compared to previous years .

     Revenues in 2009 were $4.9 million a decrease of 32% compared with revenues of $7.2 million in 2008. The decrease was due to decline in demand for both our SHDSL and for our VDSL products which was partly offset by increase in demand for our WLANPlus chipsets. Operating loss for 2009 was $10.0 million, compared to operating loss of $22.6 million in 2008. Said decrease was achieved mainly due to operating expenses reduction plan that the company initiated in March 2008 and continued to implement throughout 2009.


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CRITICAL ACCOUNTING POLICIES

     Management's discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. A change in those accounting rules can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. These estimates include assessing the collectability of accounts receivable, and the use and recoverability of inventory. Actual results could differ from those estimates. The markets for our products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could impact the future realizability of our assets.

     We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

REVENUE RECOGNITION

     Revenue is recognized upon the shipment of products to the customer provided that persuasive evidence of an arrangement exists, title has been transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations. We generally provide a warranty period for up to 12 months at no extra charge. No warranty provision has been recorded for any of the reported periods, since based on the past experience, such amounts have been insignificant.

     Our revenue recognition policy is significant because our revenue is a key component of our operations. In addition, our revenue recognition determines the timing of certain expenses, such as royalties and sales commissions. Our revenue recognition policy requires that we make a judgment as to whether collectability is reasonably assured. Our judgment is made for each customer on a case-by-case basis, and, among other factors, we take into consideration the individual customer's payment history and its financial strength. In some cases, we secure payments by a letter of credit or other instrument.

INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined on a moving average basis. We regularly review inventory values and quantities on hand and write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. In making the determination, we consider future sales of related products and the quantity of inventory at the balance sheet date, assessed against each inventory items past usage rates and future expected usage rates. Changes in factors such as technology, customer demand, competing products and other matters could affect the level of our obsolete and excess inventory in the future.


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STOCK-BASED COMPENSATION

     The Company applies SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"). The Company's net loss for the year ended December 31, 2009 and 2008 includes $0.5 million and $1.8 million of compensation expenses related to the Company's share-based compensation awards, respectively. The stock based compensation accounting is critical because of the discretion of management in determining the inputs that is used in calculation of the fair value of options granted. Such inputs include the Company's share volatility, and the expected term of options granted.

CHANGES TO FINANCIAL ACCOUNTING STANDARDS

     In May 28, 2009, the FASB issued ASC 855-10 (formerly SFAS 165), which provides guidance on management's assessment of subsequent events. Historically, management had relied on U.S. auditing literature for guidance on assessing and disclosing subsequent events. ASC 855-10 represents the inclusion of guidance on subsequent events in the accounting literature and is directed specifically to management, since management is responsible for preparing an entity's financial statements. ASC 855-10 is not expected to significantly change practice because its guidance is similar to that in AU Section 560, with some important modifications. The new standard clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued." Management must perform its assessment for both interim and annual financial reporting periods. ASC 855-10 is effective for the interim or annual financial periods ending after June 15, 2009. The adoption of ASC 855-10 did not have a material impact on our consolidated financial statements.

     In April 2009 the FASB issued an amendment to ASC 320-10-65 (Investments - Debt and Equity Securities) Through the issuance of FASB staff position 115-2 and 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("OTTI") for investment in debt securities . This amendment applies to all entities and is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. Under the amendment, the primary change to the OTTI model for debt securities is the change in focus from an entity's intent and ability to hold a security until recovery. Instead, an OTTI is triggered if (1) an entity has the intent to sell the security, (2) it is more likely than not that it will be required to sell the security before recovery, or (3) it does not expect to recover the entire amortized cost basis of the security. In addition, the amendment changes the presentation of an OTTI in the income statement if the only reason for recognition is a credit loss (i.e., the entity does not expect to recover its entire amortized cost basis). That is, if the entity has the intent to sell the security or it is more likely than not that it will be required to sell the security, the entire impairment (amortized cost basis over fair value) will be recognized in earnings. However, if the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security, but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recorded in earnings, and the remainder of the impairment charge, which is recorded in other comprehensive income (OCI). The adoption of ASC 320-10-65 (FSP FAS 115-2 and FAS 124-2) did not have a material impact on our consolidated financial statements.


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     In October 2009, the FASB issued "Accounting Standards Update ("ASU")
2009-13 Multiple Deliverable Revenue Arrangements a consensus of EITF" (formerly topic 08-1) an amendment to ASC 605-25. The update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update also will replace the term "fair value" in the revenue allocation guidance with the term "selling price" in order to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant.

The amendments will also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable's selling price.

The update will be effective for revenue arrangements entered into or modified in fiscal year beginning on or after June 15, 2010 with earlier adoption permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

A.   OPERATING RESULTS

GENERAL

     REVENUES. Our revenues in the first half of 2009 derived mainly from sales of our DSL chipsets to our customers. In the second half of 2009 our revenues derived solely from sales of our WLANPlus chipsets. Our revenues are generated in U.S. dollars, and the majority of our costs and expenses are incurred in dollars. Consequently, we use the dollar as our functional currency. For the year ended December 31, 2009, three customers accounted for approximately 71% of our revenues.

     We sell our chipsets in Europe, Asia and North America through independent sales representatives and distributors. We also sell our chipsets directly to selected customers. For the year ended December 31, 2009, approximately 67% of our sales were to customers in Europe and Israel, 26% in North America and 7% in Asia.


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     COST OF REVENUES. Our cost of revenues consists primarily of materials and components used in the manufacture and assembly of our chips, depreciation and amortization of equipment used in the manufacturing process, salaries and other personnel related expenses for those engaged in operations, fees for subcontractors who manufacture, assemble and test our chipsets, and other overhead expenses and royalties paid to the Government of Israel and to certain third parties.

     GROSS RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries and other personnel related expenses for those engaged in the design, development and enhancement of our products, software license fees, depreciation and amortization of equipment and software used in research and development, and other overhead expenses. In addition, we subcontract certain activities mainly the mask development production of our chips to unaffiliated third parties. Research and development costs are expensed as incurred.

     RESEARCH AND DEVELOPMENT, NET. The Government of Israel, through the Office of the Chief Scientist, encourages certain research and development projects. Since 2003 we have been receiving grants from the Office of the Chief Scientist for the development of our WLANPlus products. The research and development grants are presented in the statements of operations as an offset to research and development expenses.

     SELLING AND MARKETING. Selling and marketing expenses consist primarily of salaries and other personnel related expenses for those engaged in the sales, marketing and support of our products, as well as commissions, trade show, promotional and public relations expenses. Our success in increasing revenues depends on our ability to increase our customer base, achieve design wins, drive industry standards and introduce new products and product applications.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries and other personnel related expenses for executive, legal, accounting and administrative personnel, professional fees, and other general corporate expenses.

     FINANCIAL EXPENSES, NET. In 2009, Financial expenses, net are primarily attributable to the amortization of the short term loan discount, amortization of deferred expenses related to the loan and to the increase in the fair value of the warrants issued under the loan agreement that are carried at fair value. In 2008, Financial Income, net is primarily attributable to the decrease in the fair value of the warrants issued under the loan that are carried at fair value, accompanied by a smaller amount of financial income earned on our total cash, short term and long term investments balance. In 2007, Financial income, net consisted primarily of interest earned on marketable debt securities and certificates of deposits in which we invested and gains and losses from the exchange differences of monetary balance sheet items denominated in non-dollar currencies.


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     TAXES. Israeli companies are generally subject to Corporate Tax at the corporate rate of 26% for the 2009 tax year and 25% for the 2010 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the "Tax Ordinance"), which came into effect on January 1, 2009, the Corporate Tax rate is scheduled to decrease as follows: 24% for the 2011 tax year, 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, we are eligible for tax benefits under our "approved enterprise" programs, which should result in our taxable income being taxed at a lower rate for some time after we begin to report taxable income and exhaust our net loss carry forwards.

     The following table sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues, which we believe to be significant in analyzing our results of operations.

                                                 YEAR ENDED DECEMBER 31,
                                              ------------------------------
                                               2007        2008        2009
                                              ------      ------      ------

Revenues                                         100%        100%        100%
Cost of revenues:
     Costs and expenses                           47          41          65
     Royalties to the Government of Israel         3           3           3
                                              ------      ------      ------
Total Cost of revenues                            50          44          68
                                              ------      ------      ------
Gross profit                                      50          56          32
Operating expenses:
     Gross research and development              251         314         196
     Royalty bearing grant                        26          43          39
                                              ------      ------      ------
     Research and development, net               225         271         157
     Selling and marketing                        53          63          29
     General and administrative                   24          37          49
                                              ------      ------      ------
Total operating expenses                         302         371         235
                                              ------      ------      ------
Operating loss                                  (252)       (315)       (203)
Financial income (expenses), net                  13          23         (71)
Net loss                                        (239)%      (292)%      (274)%
                                              ------      ------      ------


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YEAR ENDED DECEMBER 31, 2009 COMPARED WITH YEAR ENDED DECEMBER 31, 2008

     REVENUES. Revenues in 2009 were $4.9 million a decrease of 32% compared with revenues of $7.2 million in 2008. Said decrease is primarily due to a decrease in demand for both our SHDSL and for our VDSL products during 2009, partly offset by increase in demand for our WLANPlus chipsets.

     COST OF REVENUES. Cost of revenues was $3.3 million in 2009, an increase of $0.1 million compared with cost of revenues of $3.2 million in 2008. Said increase is attributed to the increase in the portion of our revenues associated with our WLANPlus chipsets, which have a lower gross margin than our SHDSL and VDSL products, which was offset by the decrease in our revenues. Cost of revenues as a percentage of revenues increased in 2009 to 68% from 44% in 2008.

     GROSS RESEARCH AND DEVELOPMENT EXPENSES. Gross research and development expenses were attributable solely to development of HT-WLAN products and amounted to $9.6 million in 2009, a decrease of $12.9 million compared with gross research and development expenses of $22.5 million in 2008. Said decrease was achieved mainly due to operating expenses reduction plan that the company initiated in March 2008 and continued to implement throughout 2009. Gross research and development as a percentage of revenues decreased to 196% in 2009 from 314% in 2008.

     RESEARCH AND DEVELOPMENT, NET. Grants from the Office of the Chief Scientist, totaling $1.9 million in 2009 compared with grants from the Office of the Chief Scientist of $3.1 million in 2008, are applied as reductions to gross research and development expenses. Research and development expenses, net, were $7.7 million in 2009, or 157% of revenues, compared with $19.5 million in 2008, or 271% of revenues.

     SELLING AND MARKETING. Selling and marketing expenses were $1.4 million in 2009, a decrease of $3.1 million compared with selling and marketing expenses of $4.5 million in 2008. Said decrease was achieved mainly due to an operating expenses reduction plan that the company initiated in March 2008 and continued to implement throughout 2009. Selling and marketing expenses, as a percentage of revenues, were 29% in 2009 compared to 63% in 2008.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses were $2.4 million in 2009, a decrease of $0.2 million compared with general and administrative expenses of $2.6 million in 2008. Said decrease was achieved mainly due to an operating expenses reduction plan that the company initiated in March 2008 and continued to implement throughout 2009, which was offset by a one-time allowance for legal costs . General and administrative expenses as a percentage of revenues were 49% in 2009 compared to 37% in 2008.

     STOCK-BASED COMPENSATION. Stock-based compensation expenses were $0.5 million in 2009 compared with Stock-based compensation expenses of $1.8 million in 2008, a decrease of $1.3 million. Said decrease is attributable to a decrease in stock options grants to employees in 2009 compared to 2008. Stock-based compensation expenses are included in profit and loss items both in 2009 and 2008. Stock-based compensation expenses as a percentage of revenues in 2009 were 10.2% compared to 24.9% in 2008.


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     FINANCIAL EXPENSES, NET. Financial expenses, net were $3.5 million in 2009, compared with financial income, net of $1.6 million in 2008. Said increase in the financial expenses is primarily attributable to the increase in amortization of short term loan discount and amortization of deferred expenses and to the increase in the fair value of the warrants carried at fair value.

YEAR ENDED DECEMBER 31, 2008 COMPARED WITH YEAR ENDED DECEMBER 31, 2007

     REVENUES. Revenues in 2008 were $7.2 million a decrease of 30% compared with revenues of $10.2 million in 2007. In 2008 we faced a decrease in demand for both our SHDSL and for our VDSL products.

     COST OF REVENUES. Cost of revenues was $3.2 million in 2008, a decrease of $1.8 million compared with cost of revenues of $5 million in 2007. Said decrease is in-line with the Company's decrease in revenues. Cost of revenues as a percentage of revenues decreased in 2008 to 44% from 50% in 2007.

     GROSS RESEARCH AND DEVELOPMENT EXPENSES. Gross research and development expenses were $22.5 million in 2008, a decrease of $3 million compared with gross research and development expenses of $25.5 million in 2007. Said decrease was achived mainly due to operating expenses reduction plan that the company implemented in 2008. Gross research and development as a percentage of revenues increased to 314% in 2008 from 251% in 2007.

     RESEARCH AND DEVELOPMENT, NET. Grants from the Office of the Chief Scientist, totaling $3.1 million in 2008 compared with grants from the Office of the Chief Scientist of $2.6 million in 2007, are applied as reductions to gross research and development expenses. Research and development expenses, net, were $19.5 million in 2008, or 271% of revenues, compared with $22.9 million in 2007, or 225% of revenues.

     SELLING AND MARKETING. Selling and marketing expenses were $4.5 million in 2008, a decrease of $0.9 million compared with selling and marketing expenses of $5.4 million in 2007. This decrease is primarily attributable to personal and related expenses due to the decrease in selling and marketing personnel in 2008 compared to 2007. Selling and marketing expenses, as a percentage of revenues, were 63% in 2008 compared to 53% in 2007.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses were $2.6 million in 2008, an increase of $0.1 million compared with general and administrative expenses of $2.5 million in 2007. This increase is primarily attributable to professional expenses. General and administrative expenses as a percentage of revenues were 37% in 2008 compared to 24% in 2007.


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     STOCK-BASED COMPENSATION. Stock-based compensation expenses were $1.8 million in 2008 compared with Stock-based compensation expenses of $1.5 million in 2007, an increase of $0.3 million. The increase is attributable to an increase in Restricted Stock Units (RSU) grants to employees in 2008 compared to 2007. Stock-based compensation expenses are included in profit and loss items both in 2008 and 2007. Stock-based compensation expenses as a percentage of revenues in 2008 were 24.9% compared to 14.7% in 2007.

     FINANCIAL INCOME, NET. Financial income, net was $1.6 million in 2008, an increase of $0.3 million compared with financial income, net of $1.3 million in 2007. Said increase is primarily attributable to the decrease in the fair value of the warrants carried at fair value accompanied by a smaller amount of financial income earned on our total cash, short term and long term investments balance.

LIQUIDITY AND CAPITAL RESOURCES

GENERAL

     At December 31, 2009, we had cash and cash equivalents of $2.3 million. At December 31, 2008, we had cash and cash equivalents of $5.2 million and short-term investments of $0.7 million. Net cash used in operating activities in 2009 was $3.8 million, which was primarily attributable to research and development expenditures. Net cash used in operating activities in 2008 was $23.1 million.

     Net cash provided by investing activities was $0.8 million in 2009 whereas investing activities in 2008 provided $17.8 million. In 2009, $0.8 million of cash was provided from sales of marketable debt securities held in our treasury and $48,000 were attributable to the proceeds we received from disposal of property and equipment which was offset by $15,000 that were used for the purchase of property and equipment.

     Net cash provided by financing activities was $0.1 million in 2009, primarily attributable to the $2.25 million loan we received in January 2009 which was offset by the partial repayment of the loan at the amount of $2 million. Net cash provided by financing activities was $3.2 million in 2008.

SHORT TERM LOAN

     On September 8, 2008 we entered into a short term secured loan agreement with an institutional investor.

     According to the loan agreement, the lender agreed to extend us a loan of $3.5 million at the first stage ("First Loan"), which we received in September 2008 and agreed to extend us at our request, an additional loan of up to $4.5 million ("Second Loan").

     Under the loan agreement, the outstanding principal amount will accrue interest at an annual rate of 10% payable, in cash or ordinary shares, at our election, on a quarterly basis.


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     In addition, in consideration for the First Loan, we issued to the lender five-year warrants to purchase up to a total of 2,000,000 ordinary shares at exercise prices per share of $0.01 (for 1,000,000 warrants) and $0.50 (for the balance), subject to adjustments. In consideration for the Second Loan, we undertook to issue to the lender five-year warrants to purchase up to a total of 2,200,000 ordinary shares at exercise prices per share of $0.01 (for 1,870,000 warrants) and $0.50 (for the balance), subject to adjustments.

     On December 31, 2008, the loan agreement was amended, such that, among other things, the Second Loan will be provided in two tranches of $2.25 million each. The first tranche was provided in January 2009, such that we have drawn down a total of $5.75 million under the loan agreement. In addition, in consideration for the first tranche, we issued to the lender five-year warrants to purchase up to a total of 1,100,000 ordinary shares at exercise prices per share of $0.01 (for 935,000 warrants) and $0.50 (for the balance), subject to adjustments.

     On September 6, 2009 we entered into a second amendment to the Loan Agreement (the "Second Amendment"), whereby the maturity date was extended from September 9, 2009 to March 9, 2010. As part of the amendment, we repaid to the lender $2 million out of the outstanding $5.75 million. We also agreed that in the event of a fundamental transaction , the repayment amount will be $4.3 million. (interest at the annual rate of 10% will continue to accrue on the original amount outstanding). Pursuant to the amendment, the exercise price of 1,165,000 warrants that were previously issued to the lender was adjusted from $0.50 to $0.03 per share.

     On December 30, 2009, we entered into a third amendment to the Loan Agreement (the "Third Amendment"), that became effective on January 5, 2010, whereby the repayment of the $4.3 million originally due upon the closing of the Lantiq transaction was reduced to $4.1 million and repaid in four installments:
$3.7 million at closing , which occurred on February 15, 2010, and the remainder in three installments by March 31, 2011.

SALE OF THE WLAN BUSINESS

     On February 15, 2010 we have completed the sale of our wireless local area network (WLAN) business to Lantiq, a newly-formed fabless semiconductor company funded by Golden Gate Capital for up to $16.5 million in cash as follows:

     o $5.7 million was paid concurrently with the closing, of which $3.7 million was used to repay the first installment under our loan agreement with the institutional investor.

     o Up to $0.8 million (subject to downward adjustments) to be paid on March 31, 2010, and $2 million to be paid in four installments throughout the year 2010;

     o Earn-out payments of up to an aggregate $8 million, contingent upon the acquired business' achievement of specified performance targets through March 2012.


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OUTLOOK

     Moving forward we will continue supporting our current remaining DSL activities, that were not part of the "end-of-life" announcement we provided our customers with respect to most of our DSL components in 2008. In addition, we expect a substantial decrease in our level of revenues in year 2010 derived from sale of chipsets compared to previous years. Prior to the consummation of the Lantiq transaction, our capital requirements and level of expenses depended upon numerous factors and we faced serious liquidity challenges that, as of December 31, 2008, raised substantial doubt about our ability to continue as a going concern. Now that the Lantiq transaction has been consummated, we believe our working capital is sufficient for our present requirements.